Zing Drone Delivery, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Zing Drone Delivery, Inc.
Balance Sheet

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Chase Business Checking (0659)	4,194.24	9,831.50
Ian's Personal Bank	0.00	0.00
Zing Drone Delivery Inc. Bank	-1,344.51	-520.02
Total Bank Accounts	**$2,849.73**	**$9,311.48**
Other Current Assets		
Inventory - Drone Delivery Kits	2,100.89	13,478.91
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$2,100.89**	**$13,478.91**
Total Current Assets	**$4,950.62**	**$22,790.39**
Fixed Assets		
3D Printers	854.89	854.89
Computers	2,457.79	2,457.79
Accumulated Depreciation	-983.11	-983.11
Total Computers	**1,474.68**	**1,474.68**
Drones	22,022.55	22,022.55
Accumulated Depreciation	-583.33	-583.33
Total Drones	**21,439.22**	**21,439.22**
Total Fixed Assets	**$23,768.79**	**$23,768.79**
TOTAL ASSETS	**$28,719.41**	**$46,559.18**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Equity Investment	407,840.45	251,840.45
Owner's Investment	197,452.89	118,385.97
Owner's Pay & Personal Expenses	-180,554.51	-87,934.59
Retained Earnings	-235,732.65	-78,142.82
Net Income	-160,286.77	-157,589.83
Total Equity	**$28,719.41**	**$46,559.18**
TOTAL LIABILITIES AND EQUITY	**$28,719.41**	**$46,559.18**


Zing Drone Delivery, Inc.
Income Statement

Profit and Loss
January - December 2023


	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Refunds	-927.97	
Sales	41,774.54	6,500.00
Unapplied Cash Payment Income	0.00	
Uncategorized Income		547.81
Total Income	**$40,846.57**	**$7,047.81**
Cost of Goods Sold		
Cost of Goods Sold	34,125.92	1,837.92
Shipping	89.77	492.62
Total Cost of Goods Sold	**$34,215.69**	**$2,330.54**
GROSS PROFIT	**$6,630.88**	**$4,717.27**
Expenses		
Advertising & Marketing	3,548.46	4,877.68
Bank Charges & Fees	4,441.50	842.92
Commissions	580.00	
Conferences	1,980.75	6,467.10
Contractors	15,450.00	3,150.00
Drone Software	1,916.66	11,500.00
Equipment	15,787.19	32,497.87
Insurance	240.62	306.49
Legal & Professional Services	20,782.05	21,142.41
Meals & Entertainment	7,269.74	3,572.86
Office Supplies & Software	22,076.81	15,171.93
Payroll Expenses	42,692.76	44,368.52
Recruiting		340.00
Rent & Lease	10,661.86	4,471.01
Subscriptions	589.70	411.55
Taxes & Licenses	777.50	1,072.75
Travel	18,122.05	9,299.51
Uncategorized Expense		2,814.50
Total Expenses	**$166,917.65**	**$162,307.10**
NET OPERATING INCOME	**$ -160,286.77**	**$ -157,589.83**
NET INCOME	**$ -160,286.77**	**$ -157,589.83**


Unaudited


Zing Drone Delivery, Inc.
Statement of Cash Flows

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-157,589.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory - Drone Delivery Kits	-793.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-793.09
Net cash provided by operating activities	$ -158,382.92
FINANCING ACTIVITIES	
Equity Investment	167,840.45
Owner's Investment	35,562.42
Owner's Pay & Personal Expenses	-36,452.99
Net cash provided by financing activities	$166,949.88
NET CASH INCREASE FOR PERIOD	$8,566.96
Cash at beginning of period	744.52
CASH AT END OF PERIOD	$9,311.48

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-185,286.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	25,000.00
Inventory - Drone Delivery Kits	11,378.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	36,378.02
Net cash provided by operating activities	$ -148,908.75
FINANCING ACTIVITIES	
Equity Investment	156,000.00
Owner's Investment	79,066.92
Owner's Pay & Personal Expenses	-92,619.92
Net cash provided by financing activities	$142,447.00
NET CASH INCREASE FOR PERIOD	$ -6,461.75
Cash at beginning of period	9,311.48
CASH AT END OF PERIOD	$2,849.73

Zing Drone Delivery, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$46,559.18	
Net profit/loss	-$160,286.77	-$157,589.83
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$28,719.41	$46,559.18

Zing Drone Delivery, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Zing Drone Delivery, Inc. (the "Company") is a corporation organized in June 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In January 2021, the Company entered into a related party transaction with Thu Ngoc Nguyen, the father-in-law of founder Ian Annase. The Company received $15,000 in return for a SAFE agreement with Thu Ngoc Nguyen. The SAFE agreement has a $2,500,000 valuation cap and no discount.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.